Exhibit 99.1

BROOKFIELD INFRASTRUCTURE CONSORTIUM TO ACQUIRE ASCIANO LIMITED
Acquisition of an A$12 billion broad-based Australian transportation company

August 17, 2015 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced a binding agreement, together with its institutional partners (the “Brookfield Consortium”) to acquire the entire issued capital of Asciano Limited (ASX: AIO) (“Asciano”), a high quality rail and port logistics company in Australia with an enterprise value of ~A$12 billion.  The transaction has received the unanimous support of the Asciano Board of Directors1 and will be implemented by a scheme of arrangement (“Scheme”) under Australian law which will see Asciano shareholders receive an implied value of approximately A$9.152 per Asciano share.

Under the terms of the proposed transaction, subject to the “mix-and-match” mechanism explained below, Asciano shareholders making a “standard” mix and match election, will receive, for each Asciano share held:

•	A$6.94 in cash; and
•	0.0387 Brookfield Infrastructure limited partnership units (“BIP Units”).

These elements combine to represent a total implied value of A$9.15 per Asciano share, made up of A$6.94 in cash and A$2.21 in BIP Units3.

As permitted under the Scheme Implementation Deed, if the transaction proceeds Asciano expects to pay a fully franked special dividend of up to A$0.90 per share before the Scheme Implementation Date (“Special Dividend”). To the extent that a Special Dividend is paid, the cash component of the consideration will be reduced by the amount of the Special Dividend.

The transaction represents a premium of approximately 39% of the 30-trading day volume weighted average prices of Asciano shares, leading up to July 1, 2015, the date on which Asciano was required for regulatory reasons to announce that discussions in relation to the transaction were taking place.  The exchange ratio (described below) for BIP units was calculated based on a price of US$42.05 per BIP unit, as at close of trading on the 14th of August, and an AUD/USD exchange rate of 0.7374.

Those shareholders who can capture the full benefit of the franking credits associated with the Special Dividend are expected to receive an additional benefit valued at up to A$0.39 per share, which, in addition to the A$9.15 implied value of the Scheme consideration, provides those shareholders with a total implied value of up to A$9.544 per share.

“This transaction enables us to acquire premier transport infrastructure assets in a geography we know well and establish two leading global platforms, with solid long-term prospects,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure.  “Combining Asciano’s Australian container terminals with our existing assets in North America and Europe provides the foundation for a global container platform.  In addition, Asciano’s leading above-rail operations, together with our Australian and Brazilian logistics businesses, create a powerful, international rail logistics business.”

Asciano Chairman Malcolm Broomhead said, “We are pleased to recommend to our shareholders this compelling transaction with Brookfield Infrastructure. Asciano’s businesses are unique and highly strategic. Pacific National is one of the largest providers of above rail freight haulage services in Australia. Patrick is a leading business in bulk ports and stevedoring, with a presence in over 40 sites in Australia and New Zealand."

 “The primary focus of the Asciano Board has always been, and continues to be, to act in the best interests of shareholders and maximise shareholder value. After careful consideration of all the options available to the Company, the Asciano Board has unanimously concluded that a sale of the Company at a significant premium to market value, and on terms that we think reflect fair value, is in the best interests of all shareholders.”

Investment Highlights

-	Brookfield Infrastructure to invest US$2.8 billion for an approximate 55% stake
-	Transaction will establish a leading global rail, port and logistics business
-	Fully funded transaction expected to deliver accretive FFO and AFFO per unit; preserving balance sheet strength; and
-	Brookfield Infrastructure has received in-principle approval for a listing of its units on the ASX Limited, Australia’s securities exchange (“ASX”).

The total implied enterprise value of Asciano under this transaction is approximately A$12 billion.  The acquisition will be funded by assuming net debt of approximately A$3.1 billion, an acquisition facility of A$1.9 billion and the balance of A$6.9 billion (or US$5.1 billion) funded by equity from Brookfield Infrastructure and its partners. Brookfield Infrastructure is investing a total of approximately US$2.8 billion, and expects to hold an ultimate ownership position of approximately 55% of Asciano upon completion of the acquisition.  Its portion of the investment will be funded through a combination of BIP Units issued to Asciano shareholders under the Scheme, cash raised under a US$250 million private placement of BIP Units to Brookfield Asset Management (described below), cash on hand and drawings on Brookfield Infrastructure’s revolving credit facilities.

The combination of Brookfield Infrastructure and Asciano will create a leading global rail, port and logistics business.  Asciano’s business is comprised of a unique network of port and rail assets in Australia that include:

•	container terminal operations in major Australian cities including Sydney, Melbourne, Brisbane and Perth that have a capacity of approximately 4.9 million TEUs;
•	port, terminal and supply chain services that support shipping lines, importers, exporters, freight forwarders and customs brokers; and
•
nationwide above rail haulage operations with assets consisting of 664 locomotives and over 14,000 wagons which have the capacity to haul 180 million tonnes of freight and are diversified across mineral and bulk haulage, steel and intermodal.

Mr. Pollock added, “We welcome Asciano shareholders, and believe that combining our rail, port and logistics assets in Brookfield Infrastructure’s global portfolio will create significant long-term value. Working together, we will have the opportunity to leverage our international relationships, positioning ourselves well for future growth.”

Brookfield Infrastructure expects this investment to be immediately accretive to overall results given the high cash generative nature of the assets being acquired.  Its current expectation is an increase in AFFO per unit of 7% based on the company’s historical results, adjusted for normalized sustaining capital expenditure levels.  Brookfield Infrastructure’s balance sheet should also preserve its strength, with improving credit metrics anticipated post-closing.

As part of the consideration paid to Asciano shareholders under the Scheme, Brookfield Infrastructure will be issuing approximately 37.9 million BIP Units.  In order to facilitate liquidity for Asciano holders and at the same time unlock a new source of capital in one of Brookfield Infrastructure’s key markets, Brookfield Infrastructure has applied to the ASX to be listed as a Foreign Exempt Listing. Brookfield Infrastructure has received in-principle approval to list from the ASX, subject to certain conditions. Given that a significant portion of its businesses will be located in Australia following the Scheme, Brookfield Infrastructure believes an ASX listing will make BIP Units an attractive investment opportunity for Australian investors wishing to retain exposure to critical infrastructure assets that make up Brookfield Infrastructure’s portfolio.

Summary of the Transaction

Scheme of Arrangement

The transaction is being implemented by way of a Scheme under Australian law5. Under the Scheme, each Asciano shareholder making the “standard” mix and match election, will receive approximately A$6.94 in cash and 0.0387 BIP Units in exchange for each Asciano share held, subject to receipt of all applicable approvals and consents with a total implied value of A$9.15 per share.

As permitted under the Scheme Implementation Deed, if the transaction proceeds Asciano expects to pay a fully franked Special Dividend of up to A$0.90 per share before the Scheme Implementation Date. To the extent that a Special Dividend is paid, the cash component of the scheme consideration will be reduced by the amount of the Special Dividend.

Scheme Conditions

The Scheme requires approval by at least 75 per cent of votes cast by Asciano security holders and support from the majority by number of such holders who vote6.  Asciano plans to hold its shareholders’ meeting to approve the Scheme in mid-November 2015.

The Scheme is also subject to various conditions, including but not limited to:

•	Court approval;

•	Australian Competition & Consumer Commission (ACCC) merger clearance;

•	Foreign Investment Review Board (FIRB) approval; and

•	New Zealand Overseas Investment Office (OIO) approval.

Full details of the conditions applicable are contained in the Scheme Implementation Deed and will be set out in the Scheme Booklet to be mailed to Asciano shareholders in early October.

Brookfield Consortium

The Brookfield Consortium that is acquiring the Asciano shares comprises Brookfield Infrastructure, which will acquire an interest of approximately 55% of Asciano, other Brookfield-sponsored and managed private funds, which will hold approximately 23%, and two institutional partners who will each hold approximately 11%.

Scheme Consideration - Mix and Match

Under the mix-and-match alternative to be offered to Asciano shareholders as part of the Scheme, each Asciano shareholder will be able to choose to maximize either their cash or their Brookfield Infrastructure scrip, subject to aggregate caps on each of the two components.  Asciano holders who fail to make an election will receive the standard consideration mix of approximately 76% cash and 24% BIP Units. Where the cap is reached for either component, Asciano shareholders who have elected to receive the maximum quantity of that component will be scaled-back on a pro-rata basis. Brookfield Infrastructure will issue approximately 37.9 million BIP Units under the Scheme.

BIP Units attributable to ineligible Asciano foreign shareholders (certain Asciano shareholders outside Australia, New Zealand, the United States and Canada), to Asciano shareholders who would otherwise receive unmarketable parcels of BIP Units, and to rounding of scrip consideration, will be sold through a sale facility following the Scheme, with the net proceeds being distributed to the relevant shareholders. Other Asciano shareholders may also be able to participate in the sale facility in respect of some of their scrip consideration (up to a cap).

Brookfield Placement

Brookfield Infrastructure has entered into an agreement whereby Brookfield Asset Management Inc. will subscribe for approximately 5.8 million BIP Units7 for aggregate proceeds of US$250 million at a price of US$43.20 per BIP Unit (“Placement”). The price of each unit to be issued under the Placement is approximately equal to the net price at which Brookfield Infrastructure Partners issued units in its April 2015 offering. Completion of the Placement is contingent upon the Scheme becoming unconditional. All of the proceeds of the placement will be used to fund part of the cash portion of Brookfield Infrastructure’s commitment under the Scheme.

Following successful completion of the transaction, including the private placement, Brookfield Asset Management is expected to hold approximately 27% of Brookfield Infrastructure’s approximate 275 million units on a fully-diluted basis.

Funding – Consortium Acquisition Facility

The Brookfield Consortium has secured an acquisition facility of A$1.9 billion to support its acquisition of Asciano.  The facility will be used entirely to fund part of the cash consideration under the Scheme. Post-closing, the facility will be recourse only to the Brookfield Consortium’s investment in Asciano.

Funding – Brookfield Infrastructure Credit Facilities

Brookfield Infrastructure has also secured a credit facility of US$1 billion (“Facility)”. The Facility is with a syndicate of banks, all of whom are also lenders under Brookfield Infrastructure’s existing US$1.4 billion bi-lateral corporate revolving credit facilities. This Facility ranks pari passu with its existing bi-lateral facilities.

Process

It is anticipated that Asciano shareholder approval will be sought at a meeting to be held in mid-November 2015, and that the merger will be completed prior to year-end, subject to the various regulatory approvals referred to above.

Detailed documentation in relation to the Scheme is expected to be mailed to Asciano shareholders in early October 2015.

Conference Call

Brookfield Infrastructure will be holding a conference call with investors and analysts to discuss this transaction. This conference call can be accessed via webcast on Tuesday, August 18, 2015 at 8:00 a.m. ET at http://services.choruscall.ca/links/bip20150817.html or via teleconference at 1-800-319-4610 toll free in North America, or for overseas calls please dial +1-604-638-5340 at approximately 7:50 a.m. The teleconference taped rebroadcast will be available until midnight on September 17, 2015. To access this rebroadcast, please call 1-855-669-9658 or outside Canada & U.S. please call +1-604-674-8052 (password:1294#). A conference call presentation is available on our website at: http://brookfieldinfrastructure.com/Asciano.

Asciano CEO and Managing Director Mr John Mullen and CFO Roger Burrows will host a webcast presentation covering the key details of the proposal and the highlights of the Company’s FY15 results on the Asciano website www.asciano.com.au at 9.30am 18 August 2015 (Sydney time). A recording of the webcast will be available on the website later in the day.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport, energy and communications infrastructure assets in North and South America, Australia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

In North America:

Investors: Tracey Wise Senior Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

In Australia:

Kerrie Muskens
Head of Marketing and Communications, Australia
Tel: +61 2 9322 2753
Mobile:  +61 410 535250
Email: kerrie.muskens@au.brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “tend to”, “target”, “future”, “growth”, “expect”,  “believe”, “plan”, “should”, “continue”, ”hope”, “may”,  derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion of the acquisition referred to in this news release, which cannot be assured, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and to integrate acquisitions into existing operations, the future performance of these acquisitions, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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1 In the absence of a superior proposal and subject to an Independent Expert opining that the Scheme is in the best interests of Asciano shareholders.

2 Based on the Brookfield Infrastructure unit price of US$42.05 per unit as at NYSE close on 14 August 2015 and the AUD/USD exchange rate of 0.7374 as quoted at 6am on at 15 August 2015.

3 See note 2.

4 Whether a shareholder is able to capture the full benefit of the franking credits will depend on their personal tax circumstances, including whether they satisfy relevant holding period rules.

5 A scheme of arrangement under section 411 of the Australian Corporations Act.

6 Subject to an ability of the Court to dispense with the majority by number requirement in some circumstances.

7 These subscriptions may be for units of either Brookfield Infrastructure or redeemable exchange units in the Holding LP, which is the second tier partnership in which Brookfield Asset Management holds most of its LP interests in Brookfield Infrastructure.